

March 15, 2011

Via Facsimile
Mr. Peter S. Teshima
Corporate Vice President, Finance and Chief Financial Officer
Magma Design Automation, Inc.
1650 Technology Dr.
San Jose, CA 95110

> Re: **Magma Design Automation, Inc.**
> **Form 10-K for the Fiscal Year Ended May 2, 2010**
> **Filed July 16, 2010**
>
> **Form 10-Q for the Quarterly Period Ended January 30, 2011**
> **Filed March 10, 2011**
> **File No. 000-33213**

Dear Mr. Teshima:

We have reviewed your letter dated March 1, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 18, 2011.

Form 10-Q for the Quarterly Period Ended January 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Restructuring charges, page 32

1.   We note your disclosure that the increase in restructuring charges in the three and nine months ended January 30, 2011 relates to payments and adjustments made to the

previously estimated amounts for discontinued software for internal use and severance. We further note your disclosure on page 14 that the company did not initiate any addition restructuring activities during the nine months ended January 30, 2011. Please describe for us more fully the nature of the circumstances resulting in the charges related to "facilities and other" during the three months ended January 30, 2011. Describe the initial restructuring plan and activities related to this item, how and when the initial estimate was determined for this item, and the reasons for the change in estimate during the most recent quarter. In addition, please explain why there is a restructuring liability accrued as of January 30, 2011 if these charges relate to discontinued internal use software.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief